Exhibit 99.60

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

PYROGENESIS ANNOUNCES CLOSING OF $12 MILLION BOUGHT-DEAL PROSPECTUS OFFERING OF UNITS, INCLUDING FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

MONTREAL, CANADA, (GlobeNewswire – November 10, 2020) – PyroGenesis Canada Inc. (“PyroGenesis” or the “Company”) (TSXV:PYR) (OTCQB:PYRNF) (FRA:8PY), a high-tech company that designs, develops, manufactures and commercializes advanced plasma processes and products, is pleased to announce, further to its press release dated November 3, 2020, the closing of its bought-deal short form prospectus offering pursuant to which the Company issued 3,354,550 units of the Company (the “Units”) at a price of $3.60 per Unit for aggregate gross proceeds of $12,076,380 (the “Offering”), including the full exercise of the over-allotment option. The Offering was led by Mackie Research Capital Corporation, as sole underwriter and sole bookrunner, (the “Underwriter”).

Each Unit is comprised of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $4.50 for a period of 24 months from the closing of the Offering.

Provided that if, at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (the “Exchange”), or other principal exchange on which the Common Shares are listed, is greater than $6.75 for 20 consecutive trading days, the Company may, within 15 days of the occurrence of such event, deliver a notice to the holders of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice (the “Accelerated Exercise Period”). Any unexercised Warrants shall automatically expire at the end of the Accelerated Exercise Period.

The net proceeds from the Offering will be used for working capital and other purposes as described in the prospectus of the Company dated November 3, 2020 prepared in connection with the Offering.

In consideration for the services provided by the Underwriter, the Company has paid a cash commission equal to 6.5% of the gross proceeds of the Offering and issued to the Underwriter an aggregate of 191,414 non-transferable compensation options, which are exercisable into Units at a price of $3.60 per Unit at any time up to 24 months from closing of the Offering.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

For further information, please contact:

Rodayna Kafal, Vice President, Investor Relations and Strategic Business Development,

Phone: (514) 937-0002,

E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/

Cautionary Note Regarding Forward Looking Information:

This press release contains certain forward-looking statements, including, without limitation, statements containing the words “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “in the process” and other similar expressions which constitute “forward-looking information” within the meaning of applicable securities laws. Forward-looking statements reflect the Company’s current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, the intended use of the proceeds of the Offering. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company’s ongoing filings with the securities regulatory authorities, including under “Risk Factors” in the Company’s most recent annual information form, which filings can be found under the Company’s profile at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Toronto Stock Exchange nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.